U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Amendment No. 1

SEC File Number 001-32624

CUSIP Number 316570100

NOTICE OF LATE FILING

(Check One):

[ X ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [  ] Form 10-Q [ ] Form N-SAR

For Period Ended:  December 31, 2018

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:     N/A

Part I--Registrant Information

Full Name of Registrant:FieldPoint Petroleum Corporation

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):

609 Castle Ridge Road, Ste. 335

Austin, TX   78746

Emerging growth company[X ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised ﬁnancial accounting standards provided pursuant to Section 13(a) of the Exchange Act.         [   ]

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)

(a)	[ ]	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	[X]

The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	[ ]	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period because the Company has not completed the preparation of its audited financial statements for the fiscal period.

Part IV--Other Information

(1)Name and telephone number of person to contact in regard to this notification

Clifford L. Neuman, P.C.
6800 N. 79th Street, Ste. 200
Niwot, Colorado 80503
(303) 449-2100

(2)Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so; attach an explanation of the anticipated change, both narratively and quantitively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

FIELDPOINT PETROLEUM CORPORATION
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 14, 2019By: /s/ Roger D. Bryant_________

      Chairman